UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38825

LIVEVOX HOLDINGS, INC.

(Exact name of registrant as specified in its charter)
221 River Street, 10th Floor, Hoboken, NJ 07030
(415) 671-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 per share
Redeemable Warrants, each whole Warrant exercisable to purchase one share of Class A common stock at an exercise price of $11.50

Units, each consisting of one share of Class A common stock and one-half of one redeemable Warrant
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of Class A Common Stock, $0.0001 par value: 1

Approximate number of holders of record of Redeemable Warrants: 13

Approximate number of holders of record of Units: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, LiveVox Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 2, 2024	By:	/s/ Barry Cooper
Name: Barry Cooper
Title: President